Richard S. Collins, Esquire
Senior Chief Counsel
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

Re: MetLife, Inc.
       Form 10-K for the fiscal year ended December 31, 2008
       Definitive Proxy statement filed March 31, 2009
       File No. 001-15787

Dear Mr. Collins:

       We have reviewed your response dated April 30, 2009 and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment asks you to revise disclosure, the information you provide should show us what the revised disclosure will look like prior to amending your Form 10-K. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you further amend your filing.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis

1. We note your response to comment 1. Disclosure of your Corporate and the NEO individual goals and the extent to which these goals were achieved should be presented in the Compensation Discussion and Analysis in either your Form 10-K or your proxy statement. Additionally, the discussion should clarify the extent to which the goals were achieved and how this information was used to determine compensation. Therefore, you should discuss how the maximum amount available for AVIP awards is determined and that each individual's award is discretionary and determined by the Compensation Committee. Please provide us

with draft disclosure to show us how you intend to present this information for the year ended December 31, 2009.

* * * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John L. Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675, or me at (202) 551-3715 if you have any questions.

Sincerely,

Jeffrey Riedler
Assistant Director